August 7, 2015

BY EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: AllianzGI Global Water Fund, a series of the Allianz Funds Multi-Strategy Trust

Ladies and Gentlemen:

On behalf of AllianzGI Global Water Fund (the “Fund”), we are filing today via EDGAR a preliminary proxy statement on Schedule 14A pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended. This proxy statement relates to the proposed change in the Fund’s fundamental investment restriction relating to industry concentration. The Fund expects to begin mailing the definitive proxy statement to stockholders on or about September 10, 2015.

Please direct any questions you may have concerning this filing to me at 212-739-3213.

Sincerely,

/s/ Angela Borreggine
Angela Borreggine
Director and Senior Counsel
Allianz Global Investors U.S. LLC

Allianz Global Investors U.S. LLC

New York, NY 10019

212.739.3000